TRUST FOR PROFESSIONAL MANAGERS
RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of the

ROCKEFELLER FUNDS

Trust for Professional Managers (the “Trust”), on behalf of its series, the Rockefeller Core Equity Fund, the Rockefeller Select Equity Fund, the Rockefeller Core Taxable Bond Fund, the Rockefeller Tax Exempt National Bond Fund and the Rockefeller Tax Exempt New York Bond Fund (each a “Fund” and collectively, the “Funds”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Fund.  A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and the Fund as a whole:

1. Class Designation.  Each Fund will offer two classes of shares to be known as Advisor Class and Institutional Class shares (each, a “Class,” and collectively, the “Classes”).

2. Class Characteristics.  Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Advisor Class:
Advisor Class shares will be offered for sale at net asset value and will be subject to a Shareholder Servicing Plan, which provides for a shareholder servicing fee of 0.15% of the average daily net assets of the Fund attributable to Advisor Class shares, computed on an annual basis.  The Shareholder Servicing Plan is designed to compensate financial intermediaries and other persons for certain personal services for shareholders and/or the maintenance of shareholder accounts.  Advisor Class shares are not subject to any sales charges.

Institutional Class:	Institutional Class shares will be offered for sale at net asset value and are not subject to any sales charges or shareholder servicing fees.

3. Expense Allocations.  The following expenses for the Fund will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Shareholder Servicing Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class.  Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4. Conversions.  Advisor Class shareholders of the Fund may elect to convert their Advisor Class shares into Institutional Class shares, subject to meeting the minimum investment amount requirement for Institutional Class shares, as described in the Fund’s Prospectus.

5. General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop.  The Fund’s investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted on: October 24, 2013